Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Centennial Resource Development, Inc.:

We consent to the use of our report dated March 23, 2017, with respect to the consolidated balance sheets of Centennial Resource Development, Inc. and its subsidiaries as of December 31, 2016 (Successor Company balance sheet) and 2015 (Predecessor Company balance sheet), and the related consolidated statements of operations, shareholders’ equity, and cash flows for the period from October 11, 2016 through December 31, 2016 (Successor Company operations) and the period from January 1, 2016 through October 10, 2016 and for each of the two years in the period ended December 31, 2015 (Predecessor Company operations), incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Denver, Colorado

March 23, 2017